UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
GREAT SOUTHERN BANCORP INC
(Name of Issuer)
Common Stock Par Value $0.01 Per Share
(Title of Class of Securities)
390905107
(CUSIP Number)
Sydney Joyce B. Mahoney
766 S. Augusta Drive
Springfield, MO 65809
(417) 864-6714
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)
January 05, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 390905107

1	NAME OF REPORTING PERSON: Sydney Joyce B. Mahoney as trustee of Robert M Mahoney Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: Purchased shares or inherited from Robert M. Mahoney
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 561,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 561,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 390905107
ITEM 1.	SECURITY AND ISSUER:
Common Stock, par value $0.01 per share (the "Common Stock") Great Southern Bancorp, Inc. (the "Issuer") 1451 E. Battlefield Springfield, MO 65804
ITEM 2.	IDENTITY AND BACKGROUND:
Sydney Joyce B. Mahoney Mrs. Mahoney is the beneficiary of Robert M. Mahoney
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Funds were inherited from Robert M. Mahoney and purchased
ITEM 4.	PURPOSE OF TRANSACTION:
Shares were inherited and purchased. She does not have any commitment to acquire additional shares of stock.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
Sydney Joyce B. Mahoney inherited shares from her deceased husband and no longer holds over five percent and has no intention of acquiring more than five percent.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
NA
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
NA original joint agreement no longer exists

CUSIP No.: 390905107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 04 2015	Sydney Joyce B. Mahoney as trustee of Robert M Mahoney Trust By: /s/ Sydney Joyce B. Mahoney Name: Sydney Joyce B. Mahoney Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 390905107
Sydney Joyce B Mahoney acquired shares of Great Southern after her husband, Robert Mahoney, passed away. Mrs. Mahoney has no intention of acquiring more shares of Great Southern and has now moved below 5% ownership.